Exhibit E
METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

August 16, 2005

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on August 16, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports an update of exploration activities and drilling results for its Rio Figueroa copper-gold project located approximately 85 kilometers southeast of Copiapó, Chile. The Rio Figueroa Project totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences. Drilling in the Cerro Matta area has intercepted 348 meters grading 0.30% copper and 0.30 g/t gold, which included 70 meters grading 0.59% copper and 0.31 g/t gold in one hole and 30 meters grading 0.36% copper and 0.17 g/t gold in another. Further drilling is planned during the coming field season.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of August 22, 2005.

/s/ “Richard J. Hall”

Richard J. Hall
President & Chief Executive Officer

ATTACHMENT “A”	Press Release No. 05-10
METALLICA RESOURCES DRILLS SIGNIFICANT PORPHYRY
COPPER-GOLD MINERALIZATION AT ITS RIO FIGUEROA PROJECT,
REGION III, CHILE
Toronto, Ontario — August 16, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to provide an update of exploration activities and results for its Rio Figueroa copper-gold project located approximately 85 kilometers southeast of Copiapó, Chile. The Rio Figueroa Project totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences. Drilling in the Cerro Matta area has intercepted 348 meters grading 0.30% copper and 0.30 g/t gold, which included 70 meters grading 0.59% copper and 0.31 g/t gold in one hole and 30 meters grading 0.36% copper and 0.17 g/t gold in another. Further drilling is planned during the coming field season.
Metallica first identified the Rio Figueroa property during a regional reconnaissance program to explore for analogs to its El Morro copper-gold project where Falconbridge, formerly Noranda, has delineated an inferred mineral resource of approximately 6.3 billion pounds of copper and 7.5 million ounces of gold contained within 465 million tones of material averaging 0.61% copper and 0.50 grams per tonne gold at a cutoff grade of 0.4% copper. Falconbridge is Metallica’s joint venture partner and has an option to earn a 70% interest in the El Morro project.
At Rio Figueroa, Metallica has completed a systematic evaluation of the property through geological mapping, geochemical sampling and geophysical surveys to identify those areas with the greatest potential for discovery of an economic copper-gold and/or epithermal gold deposit. Based on the results of this work, Metallica has drilled 40 reverse circulation rotary holes totaling 7,475 meters in four different porphyry and epithermal targets. The drilling focused on the Quebrada Contrabando porphyry cluster targeting the Cerro Matta, Quebradas, Rodriguez and Cerro Isla areas. A summary of results from the 2004 -2005 field season is provided below.
Porphyry Copper-Gold Targets
Six porphyry copper-gold targets have been identified to date on the property. Three of these targets, Cerro Matta, Rodriguez and Cerro Isla, were drill tested with 16 holes totaling 5,474 meters. The best results were returned from Cerro Matta. Nine holes totaling 2,884 meters were drilled, with five of these holes intercepting what is considered to be anomalous copper-gold mineralization (>0.10% copper and >0.10 g/t gold) over intervals in excess of 100 meters. Highlights of these results include:
➢	Hole MRC-09 intercepted 70 meters averaging 0.59% copper and 0.31 g/t gold from 80 to 150 meters in depth and 94 meters averaging 0.37% copper and 0.51 g/t gold from 278 to 372 meters. The hole averaged 0.30% copper, 0.30 g/t gold over 348 meters at a down-hole depth of 52 to 400 meters.

➢	Hole MRC-07 intercepted 30 meters averaging 0.36% copper, 0.17 g/t gold within a 432 meter interval that averaged 0.21% copper, 0.21 g/t gold from 12 to 454 meters down-hole.
The mineralization in these holes consists of secondary copper oxides and chalcocite intermixed with primary chalcopyrite and bornite hosted in granodiorite porphyry, quartz-tourmaline breccias and andesite country rock. The mineralized porphyry is exposed over an area of approximately 300 by 900 meters and lies within a larger altered and mineralized zone that is open to the southwest. Exploration during the 2005 — 2006 field season will involve offset drilling to test the continuity of mineralization encountered in holes MRC-07 and MRC-09, and step out drilling to test for potential extensions to the southwest.
Epithermal Gold Targets
Epithermal, or near surface, gold mineralization is hosted in a shallow zone of oxidized sedimentary rocks in the Quebradas area. Mineralization occurs along a major northeast-trending fault system. Twenty-five holes totaling 2,001 meters have been drilled to date, with 12 of these holes intercepting anomalous gold mineralization over intervals ranging from 1 to 17 meters with grades ranging from 0.50 to 3.70 g/t gold. These holes were drilled within a 300 by 250 meter area that remains open to the northeast and southwest. The best hole, QG-02, intercepted 17 meters averaging 1.98 g/t gold and included 8 meters averaging 3.70 g/t gold. Further geochemical and geological work is planned to determine if the Quebradas area merits additional drilling.
“We are encouraged by the results of our initial exploration campaign at Rio Figueroa”, stated Metallica’s President and CEO Richard Hall. “The results of this work indicate the potential for a large porphyry copper-gold system with similarities to that at El Morro and therefore merits continued exploration in the coming field season”.
Metallica holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by the Chilean National Mining Company (ENAMI). Terms of the option include a series of cash payments totaling US$3,500,000 payable over a five-year period and US$1,500,000 exploration expenditure over the first three years of the option term. A 1.5% NSR royalty against any future production from the property will be retained by the vendor. Metallica made the first cash payment to in the amount of US$100,000 in September 2004. The company intends to make a $200,000 option payment in September 2005 and will conduct follow up drilling on the property beginning in late 2005.
A complete listing of drill hole location coordinates and summarized assay results will be provided in Metallica’s Material Change report, which will be available on SEDAR within 10 days of the date of this release. Actlabs Chile S.A. of Coquimbo, Chile has completed all of Metallica’s analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with atomic absorption finish for the gold analyses. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mark Petersen, Certified Professional Geologist and Exploration Manager for Metallica Resources Inc.
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding, approximately US$37 million in cash and cash equivalents and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com
ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.
The Rio Figueroa drill hole locations and assay summaries from the 7,475 meter 2004-2005 drilling season are summarized below:

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
				COPPER	GOLD
DRILL HOLE	FROM	TO	INTERVAL	(%)	g/t

Cerro Matta Area
MRC-01	0	13	13	0.05	0.03
MRC-01	13	20	7	0.15	0.04
MRC-01	20	32	12	0.07	0.05
MRC-01	32	42	10	0.14	0.10
MRC-01	42	70	28	0.05	0.05
MRC-01	70	82	12	0.12	0.04
MRC-01	82	100	18	0.07	0.04

MRC-02	0	40	40	0.04	0.03
MRC-02	40	156	116	0.13	0.06
MRC-02	156	216	60	0.12	0.05
MRC-02	216	314	98	0.20	0.07
MRC-02	314	384	70	0.12	0.06

MRC-03	0	6	6	0.08	0.12
MRC-03	6	56	50	0.14	0.13
MRC-03	56	68	12	0.34	0.17
MRC-03	68	92	24	0.13	0.10
MRC-03	92	104	12	0.32	0.22
MRC-03	104	250	146	0.13	0.09

MRC-04	0	150	150	0.05	0.04
MRC-04	150	154	4	0.18	0.35
MRC-04	154	250	96	0.02	0.03

MRC-05	0	106	106	0.06	0.05
MRC-05	106	120	14	0.13	0.17
MRC-05	120	138	18	0.06	0.08
MRC-05	138	178	40	0.13	0.10
MRC-05	178	200	22	0.29	0.20
MRC-05	200	236	36	0.16	0.07
MRC-05	236	300	64	0.25	0.10

MRC-06	0	200	200	0.02	0.02

MRC-07	0	58	58	0.23	0.22
MRC-07	58	80	22	0.26	0.37
MRC-07	80	110	30	0.13	0.12
MRC-07	110	140	30	0.32	0.16
MRC-07	140	180	40	0.10	0.11
MRC-07	180	196	16	0.18	0.29
MRC-07	196	240	44	0.23	0.13
MRC-07	240	276	36	0.16	0.16
MRC-07	276	324	48	0.10	0.12

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
				COPPER	GOLD
DRILL HOLE	FROM	TO	INTERVAL	(%)	g/t

MRC-07	324	350	26	0.22	0.26
MRC-07	350	388	38	0.30	0.36
MRC-07	388	404	16	0.40	0.37
MRC-07	404	442	38	0.26	0.33
MRC-07	442	500	58	0.18	0.20

MRC-08	0	30	30	0.12	0.04
MRC-08	30	92	62	0.05	0.04
MRC-08	92	106	14	0.13	0.12
MRC-08	106	388	282	0.06	0.05
MRC-08	388	500	112	0.12	0.04

MRC-09	0	6	6	0.03	0.18
MRC-09	6	18	12	0.04	1.37
MRC-09	18	54	36	0.09	0.20
MRC-09	54	80	26	0.21	0.09
MRC-09	80	136	56	0.64	0.34
MRC-09	136	150	14	0.37	0.22
MRC-09	150	176	26	0.24	0.29
MRC-09	176	206	30	0.10	0.11
MRC-09	206	278	72	0.15	0.19
MRC-09	278	376	98	0.36	0.50
MRC-09	376	400	24	0.14	0.21

Quebradas Area
QG-01	0	5	5	0.01	0.70
QG-01	5	75	70	0.01	0.02

QG-02	0	3	3	0.01	0.16
QG-02	3	17	14	0.01	2.37
QG-02	7	15	8	0.01	3.70
QG-02	17	75	58	0.00	0.02

QG-03	1	3	2	0.04	0.60
QG-03	3	75	72	0.01	0.02

QG-04	0	3	3	0.01	0.13
QG-04	3	7	4	0.01	0.71
QG-04	5	7	2	0.01	1.09
QG-04	7	75	68	0.01	0.03

QG-05	1	38	37	0.01	0.04
QG-05	38	39	1	0.50	0.02
QG-05	39	75	36	0.01	0.01
QG-06	1	4	3	0.01	0.23
QG-06	4	12	8	0.01	0.05

QG-06Bis	1	4	3	0.01	0.54
QG-06Bis	4	24	20	0.01	0.05
QG-06Bis	24	26	2	0.58	0.07
QG-06Bis	26	75	49	0.02	0.03

QG-07	0	13	13	0.01	0.05
QG-07	13	17	4	0.01	0.19

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
				COPPER	GOLD
DRILL HOLE	FROM	TO	INTERVAL	(%)	g/t

QG-07	17	100	83	0.01	0.03

QG-08	0	100	100	0.01	0.02

QG-09	0	100	100	0.02	0.04

QG-10	0	5	5	0.02	0.06
QG-10	5	7	2	0.02	0.14
QG-10	7	26	19	0.01	0.06
QG-10	26	28	2	0.00	0.12
QG-10	28	100	72	0.00	0.04

QG-11	0	2	2	0.06	0.05
QG-11	2	24	22	0.10	0.10
QG-11	24	173	149	0.07	0.07
QG-11	173	229	56	0.17	0.08
QG-11	229	239	10	0.32	0.14
QG-11	239	250	11	0.19	0.11

QG-12	0	6	6	0.02	0.03
QG-12	6	9	3	0.01	0.16
QG-12	9	13	4	0.01	0.79
QG-12	13	75	62	0.01	0.02

QG-13	0	32	32	0.01	0.05
QG-13	32	34	2	0.01	0.51
QG-13	34	36	2	0.00	0.07
QG-13	36	41	5	0.01	0.14
QG-13	41	48	7	0.09	0.07
QG-13	48	54	6	0.03	0.25
QG-13	54	78	24	0.02	0.04

QG-14	0	7	7	0.09	0.04
QG-14	7	25	18	0.27	0.08
QG-14	25	66	41	0.07	0.06
QG-14	66	86	20	0.15	0.04
QG-14	86	100	14	0.06	0.04

QG-15	0	18	18	0.04	0.04

QG-16	0	120	120	0.01	0.02

QG-17	0	7	7	0.01	1.51
QG-17	7	18	11	0.01	0.07
QG-17	18	19	1	0.01	0.59
QG-17	19	30	11	0.01	0.01

QG-18	0	3	3	0.01	0.19
QG-18	3	10	7	0.01	0.14
QG-18	10	14	4	0.01	0.44
QG-18	14	30	16	0.01	0.02

QG-19	0	7	7	0.01	0.06
QG-19	7	11	4	0.01	1.27
QG-19	11	39	28	0.01	0.02
QG-19	39	41	2	0.00	0.61
QG-19	41	50	9	0.01	0.03

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
				COPPER	GOLD
DRILL HOLE	FROM	TO	INTERVAL	(%)	g/t

QG-20	0	5	5	0.01	3.57
QG-20	5	50	45	0.01	0.04

QG-21	0	4	4	0.05	0.02
QG-21	4	6	2	0.01	0.18
QG-21	6	50	44	0.01	0.02

QG-22	0	50	50	0.01	0.00

QG-23	0	50	50	0.01	0.00

QG-24	0	42	42	0.01	0.05
QG-24	42	44	2	0.02	0.57
QG-24	44	100	56	0.01	0.03

QG-25	0	100	100	0.01	0.01

Rodriguez Area
RRC-01	0	14	14	0.12	0.07
RRC-01	14	20	6	0.11	0.41
RRC-01	20	68	48	0.07	0.09
RRC-01	68	112	44	0.11	0.11
RRC-01	112	120	8	0.44	0.12
RRC-01	120	234	114	0.07	0.07
RRC-01	234	238	4	0.13	1.54
RRC-01	238	552	314	0.10	0.05

RRC-02	0	192	192	0.05	0.05
RRC-02	192	196	4	0.05	1.24
RRC-02	196	310	114	0.05	0.07
RRC-02	310	328	18	0.19	0.10
RRC-02	328	348	20	0.03	0.07

RRC-03	0	250	250	0.02	0.04
RRC-03	250	256	6	0.08	0.40
RRC-03	256	386	130	0.02	0.05

RRC-04	0	16	16	0.08	0.03
RRC-04	16	76	60	0.12	0.03
RRC-04	76	80	4	0.06	0.49
RRC-04	80	182	102	0.01	0.01
RRC-04	182	208	26	0.23	0.01
RRC-04	208	222	14	0.07	0.00
RRC-04	222	252	30	0.13	0.02

RRC-05	0	80	80	0.03	0.05
RRC-05	80	106	26	0.02	0.15
RRC-05	106	246	140	0.05	0.05
RRC-05	246	254	8	0.24	0.04
RRC-05	254	400	146	0.06	0.06

RRC-06	0	52	52	0.02	0.06
RRC-06	52	68	16	0.05	0.11
RRC-06	68	148	80	0.05	0.05
RRC-06	148	174	26	0.01	0.16
RRC-06	174	252	78	0.01	0.06

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
				COPPER	GOLD
DRILL HOLE	FROM	TO	INTERVAL	(%)	g/t

Cerro Isla Area
CIRC-01	0	400	400	0.04	0.02

RIO FIGUEROA PROJECT DRILL HOLE LOCATIONS
TARGET	DRILL				TOTAL
AREA	HOLE ID	DRILL COLLAR COORDINATES			DEPTH	AZIMUTH	DIP
		UTM_N	UTM_E	ELEV

Cerro Matta	MRC-01	6949642	450482	3443	100	150	-60
	MRC-02	6949671	450461	3445	384	250	-60
	MRC-03	6949968	449806	3653	250	75	-70
	MRC-04	6950232	450403	3527	250	180	-70
	MRC-05	6949874	450157	3462	300	220	-60
	MRC-06	6950943	450403	3654	200	275	-65
	MRC-07	6949410	450056	3741	500	40	-60
	MRC-08	6949063	450320	3664	500	40	-60
	MRC-09	6949375	450199	3660	400	340	-60

Quebradas	QG-01	6950260	451278	3681	75	20	-60
	QG-02	6950167	451334	3714	75	20	-60
	QG-03	6950259	451368	3714	75	20	-60
	QG-04	6950333	451430	3714	75	20	-60
	QG-05	6950148	451511	3757	75	30	-60
	QG-06Bis	6950228	451537	3756	75	30	-60
	QG-07	6950051	451593	3755	100	140	-60
	QG-08	6950471	451691	3788	100	0	-60
	QG-09	6950662	451446	3805	100	150	-60
	QG-10	6950465	451302	3709	100	120	-60
	QG-11	6950607	451099	3722	250	300	-60
	QG-12	6950281	450907	3570	75	340	-60
	QG-13	6950219	450685	3473	78	340	-60
	QG-14	6949910	450458	3427	100	330	-60
	QG-15	6950120	451315	3712	18	20	-60
	QG-16	6950127	451307	3710	120	20	-60
	QG-17	6950220	451355	3716	30	20	-60
	QG-18	6950305	451400	3712	30	20	-60
	QG-19	6950145	451275	3701	50	20	-60
	QG-20	6950170	451285	3701	50	20	-60
	QG-21	6950130	451215	3681	50	20	-60
	QG-22	6950140	451365	3725	50	20	-60
	QG-23	6950165	451395	3732	50	20	-60
	QG-24	6949910	451325	3708	100	150	-60
	QG-25	6949980	451160	3670	100	350	-60

Rodriguez	RRC-01	6951000	451100	3785	552	120	-70

RIO FIGUEROA PROJECT DRILL HOLE LOCATIONS
TARGET	DRILL				TOTAL
AREA	HOLE ID	DRILL COLLAR COORDINATES			DEPTH	AZIMUTH	DIP
		UTM_N	UTM_E	ELEV

	RRC-02	6950830	451185	3845	348	140	-60
	RRC-03	6951035	451470	3944	386	140	-70
	RRC-04	6950375	450835	3563	252	320	-70
	RRC-05	6951165	451315	3890	400	220	-60
	RRC-06	6950730	451310	3821	252	140	-60

Cerro Isla	CIRC-01	6951000	450665	3645	400	300	-60